UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

MYMETICS CORPORATION
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
693286 10 6
(CUSIP Number)
Michael J. Smith Mass Financial Corp. Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China Telephone 852.2840.1230
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48246210 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MASS FINANCIAL CORP.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,715,790(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 16,715,790(1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,715,790(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 8.9%(3)
14. Type of Reporting Person (See Instructions): CO

(1)                   This number includes: (a) 344,065 shares held by Mass Financial Corp., (b) 16,000,000 shares held by MFC Corporate Services S.A., a company organized under the laws of Switzerland; and (c) 371,725 shares held by Lasernet Limited, a corporation organized under the laws of Liberia and owned as to approximately 86% by Mass Financial Corp.

(2)                   Pursuant to a letter agreement dated October 11, 2007, Mass Financial Corp. granted an option to Societe D’investissements et de gestion financiere (SIGF) SA to purchase the following common shares of Mymetics Corporation: 1,000,000 common shares at a price of $0.15 per share on May 31, 2008, 1,000,000 common shares at a price of $0.15 per share on June 30, 2008, 1,000,000 common shares at a price of $0.15 per share on July 31, 2008, 1,500,000 common shares at a price of $0.20 per share on August 31, 2008 and 750,000 common shares at a price of $0.30 per share on November 30, 2008.

(3)                   Based on 186,963,631 issued and outstanding common shares in the capital of Mymetics Corporation as at November 13, 2007.

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CUSIP No. 693286 10 6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC CORPORATE SERVICES S.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,000,000(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 16,000,000(1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000(1)(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 8.6%(3)
14. Type of Reporting Person (See Instructions): CO

(1)                   This number includes the 12,500,000 shares of common stock issued to MFC Corporate Services S.A. pursuant to a Settlement Agreement dated March 19, 2007 among MFC Corporate Services S.A., KHD Humboldt Wedag International Ltd. and Mymetics Corp.

(2)                   Pursuant to a letter agreement dated October 11, 2007, Mass Financial Corp. granted an option to Societe D’investissements et de gestion financiere (SIGF) SA to purchase the following common shares of Mymetics Corporation: 1,000,000 common shares at a price of $0.15 per share on May 31, 2008, 1,000,000 common shares at a price of $0.15 per share on June 30, 2008, 1,000,000 common shares at a price of $0.15 per share on July 31, 2008, 1,500,000 common shares at a price of $0.20 per share on August 31, 2008 and 750,000 common shares at a price of $0.30 per share on November 30, 2008.

(3)                   Based on 186,963,631 issued and outstanding common shares in the capital of Mymetics Corporation as at November 13, 2007.

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LASERNET LIMITED
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 371,725
8. Shared Voting Power 0
9. Sole Dispositive Power 371,725
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 371,725
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0.2%(1)
14. Type of Reporting Person (See Instructions): CO

(1)                   Based on 186,963,631 issued and outstanding common shares in the capital of Mymetics Corporation as at November 13, 2007.

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Item 1.	Security And Issuer

This Statement relates to shares of common stock, $0.01 par value, of Mymetics Corporation ("Mymetics"), a Delaware corporation, having its principal executive offices at 14, Rue de la Colombiere CH-1260 Nyon, Switzerland.

Item 2.	Identity And Background

This statement is filed on behalf of Mass Financial Corp. ("Mass"), MFC Corporate Services S.A. ("MFC") and Lasernet Limited ("Lasernet").

Mass and MFC operate in the financial services business. Mass has an address at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China and MFC has an address at Kasernenstrasse 1, 9100 Herisau AR, Switzerland.

Lasernet, a subsidiary of Mass, is primarily engaged in the establishment and operation of eyecare centers in China, and is a distributor of specialized medical products including advanced ophthalmic and laser-based equipment. It has an address at Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. Mass holds common shares in the capital of Lasernet, representing approximately 86% of the issued and outstanding shares of that company.

During the last five years, none of Mass, MFC or Lasernet, or, to their knowledge, any of their respective executive officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of Mass, MFC or Lasernet, or, to their knowledge, any of their respective executive officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mass is organized under the laws of Barbados, MFC is organized under the laws of Switzerland, and Lasernet is organized under the laws of Liberia.

For information with respect to each executive officer and director of Mass, MFC and Lasernet see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety. Mass, MFC and Lasernet have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Each of Mass, MFC and Lasernet has acquired its existing shares of common stock in the capital of Mymetics in private transactions or through open market transactions using its own working capital. MFC has also received some fully-paid and non-assessable shares of common stock in the capital of Mymetics in payment and satisfaction of certain commitments and other fees and liabilities in connection with the Amended and Restated Credit Facility Agreement and the Settlement Agreement referred to below.

MFC, Mymetics and KHD Humboldt Wedag International Ltd. ("KHD") were parties to an Amended and Restated Credit Facility Agreement dated for reference February 28, 2003, pursuant to which MFC had

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agreed to make available to Mymetics a non-revolving term facility, with KHD acting as guarantor. The parties subsequently entered into amendment agreements on July 9, 2003, July 30, 2003, December 31, 2004, February 16, 2005, August 31, 2005 and December 31, 2005 providing for various increases in the principal amounts, extensions of repayment dates and amendments to other terms. As part of the various amendments, Mymetics agreed to issue to MFC 2,500,000 shares of common stock of Mymetics.

Effective January 31, 2006, Mass acquired from KHD its equity interest in Lasernet. As a result, Mass became the beneficial owner of the shares of common stock of Mymetics held by Lasernet.

Effective November 30, 2006, Mass entered into an agreement with KHD to purchase KHD’s equity interest in MFC.

Effective March 19, 2007, the parties entered into a settlement agreement pursuant to which Mymetics agreed to pay to MFC €1,490,000 and to issue 12,500,000 shares of common stock of Mymetics to MFC in full settlement of all liabilities and claims arising from and in connection with the credit arrangements.

Effective October 11, 2007, pursuant to a letter agreement between Mass and Societe D’investissements et de gestion financiere (SIGF) SA (“Societe D’investissements”), Mass granted an option (the “Option”) to Societe D’investissements et to purchase the following common shares of Mymetics: 1,000,000 common shares at a price of $0.15 per share on May 31, 2008, 1,000,000 common shares at a price of $0.15 per share on June 30, 2008, 1,000,000 common shares at a price of $0.15 per share on July 31, 2008, 1,500,000 common shares at a price of $0.20 per share on August 31, 2008 and 750,000 common shares at a price of $0.30 per share on November 30, 2008.

Item 4.	Purpose of Transaction

Mass has granted the Option to Societe D’investissements for the purpose of Societe D’investissements acting as a public relations firm for Mymetics.

At this time, neither Mass, MFC, Lasernet nor, to their knowledge, any of their respective executive officers or directors, have the intention of acquiring additional shares of Mymetics, although Mass, MFC and Lasernet reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither Mass, MFC, Lasernet nor, to their knowledge, any of their respective executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Mymetics, or the disposition of securities of Mymetics;
(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving Mymetics or any of its subsidiaries;
(c)	a sale of transfer of a material amount of assets of Mymetics or any of its subsidiaries;
(d)	any change in the present board of directors or management of Mymetics, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of Mymetics;
(f)	any other material change in Mymetics' business or corporate structure;

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(g)	changes in Mymetics' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of Mymetics to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Mymetics becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

Mass has the beneficial ownership of 344,065 shares of Mymetics registered in its name, 16,000,000 shares registered in the name of MFC, and 371,725 shares registered in the name of Lasernet.

Effective January 31, 2006, Mass acquired from KHD its equity interest in Lasernet. As a result, Mass became the beneficial owner of the shares of common stock of Mymetics held by Lasernet.

Effective November 30, 2006, Mass entered into an agreement with KHD to purchase KHD’s equity interest in MFC.

Effective March 19, 2007, the parties entered into a settlement agreement pursuant to which Mymetics agreed to pay to MFC €1,490,000 and to issue 12,500,000 shares of common stock of Mymetics to MFC in full settlement of all liabilities and claims arising from and in connection with the credit arrangements.

Effective October 11, 2007, Mass granted an option to Societe D’investissements to purchase the following common shares of Mymetics: 1,000,000 common shares at a price of $0.15 per share on May 31, 2008, 1,000,000 common shares at a price of $0.15 per share on June 30, 2008, 1,000,000 common shares at a price of $0.15 per share on July 31, 2008, 1,500,000 common shares at a price of $0.20 per share on August 31, 2008 and 750,000 common shares at a price of $0.30 per share on November 30, 2008.

Such shares represent in aggregate approximately 8.9% of the issued and outstanding shares of Mymetic's stock.

To the knowledge of Mass, MFC and Lasernet, none of their respective directors or executive officers have any power to vote or dispose of any shares of Mymetics, nor did Mass, MFC or Lasernet effect any transactions in such shares during the past 60 days, except as disclosed herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

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Item 7.	Material to Be Filed as Exhibits

1.            Joint Filing Agreement between Mass Financial Corp., MFC Corporate Services S.A. and Lasernet Limited. (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2007)

2.            Settlement Agreement among MFC Corporate Services S.A., Mymetics Corporation and KHD Humboldt Wedag International Ltd. dated for reference March 19, 2007 (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2007)

3.            Letter Agreement between Mass Financial Corp. and Societe D’investissements et de gestion financiere (SIGF) SA**

Notes

** Filed Herewith

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 10, 2008

Date

MASS FINANCIAL CORP.

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

MFC CORPORATE SERVICES S.A.

/s/ Michael J. Smith

Signature

Michael J. Smith, Chairman

Name/Title

LASERNET LIMITED

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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INDEX OF EXHIBITS

Exhibit No.	Description
1.

Joint Filing Agreement between KHD Humboldt Wedag International Ltd., MFC Corporate Services S.A., Mass Financial Corp. and Lasernet Limited (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2007)

2.

Settlement Agreement among MFC Corporate Services S.A., Mymetics Corporation and KHD Humboldt Wedag International Ltd. dated for reference March 19, 2007 (incorporated by reference from the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2007)

3.	Letter Agreement between Mass Financial Corp. and Societe D’investissements et de gestion financiere (SIGF) SA**

Notes

** Filed Herewith

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EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

March 10, 2008

Date

MASS FINANCIAL CORP.

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

MFC CORPORATE SERVICES S.A.

/s/ Michael J. Smith

Signature

Michael J. Smith, Chairman

Name/Title

LASERNET LIMITED

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

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APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following tables sets forth the information required by Instruction C to Schedule 13D with respect to MFC Corporate Services S.A., Mass Financial Corp. and Lasernet Limited. During the last five years, none of the persons listed in the following tables has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MFC Corporate Services S.A.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith Chairman of the Board	MFC Corporate Services S.A. Kasernenstrasse 1 CH-9100 Herisau	Chairman and Consultant of KHD Humboldt Wedag International Ltd. Suite 702, Ruttonjee House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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Mass Financial Corp.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President, Secretary and Director	Palm Court 28 Pine Road Belleville St. Michael Barbados	Chairman and Consultant of KHD Humboldt Wedag International Ltd. Suite 702, Ruttonjee House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British
Eugene Chen Director	Palm Court 28 Pine Road Belleville St. Michael Barbados

Employee of Mednet (Shanghai) Medical Technical Developing Co. Ltd., Lasernet Medical Equipment Industrial
(Shenzhen) Co. Ltd.,
36th Floor, Tower 1 Kerry City
218 Tianmu West Road
Shanghai, P.R. China 200070

Chinese
Ravin Prakash	Palm Court 28 Pine Road Belleville St. Michael Barbados	Director of Humboldt Wedag India Ltd. CG 0202A Laburnum Sector 28 Gurgaon 122002 National Capital Region India	Indian

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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Lasernet Limited

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Michael J. Smith President and Director	KHD Humboldt Wedag International Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	Chairman and Consultant of KHD Humboldt Wedag International Ltd. Suite 702, Ruttonjee House, Ruttonjee Centre 11 Duddell Street, Central Hong Kong SAR, China	British

(1) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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CW1712714.3